Exhibit 8.1

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	Country of Incorporation/Formation

Front Line Marine Company	Marshall Islands
Canyon I Navigation Corp.	Marshall Islands
Coral Ventures Inc.	Liberia
Adonia Enterprises S.A.	Liberia
Aminta International S.A.	Liberia
Dolphin Sunrise Limited	Marshall Islands
Nautilus Investment Limited	Marshall Islands
Oceanus Investments Limited	Marshall Islands
Explorer Shipholding Limited	Marshall Islands
Epic Investments Inc.	Marshall Islands
Protea International Inc.	Liberia
Amphitrite Shipping Inc.	Liberia
Mirabel International Maritime Co.	Liberia